EXHIBIT 99.1

Ero Copper Achieves First Saleable Copper Concentrate Production and Initiates Ramp-up at the Tucumã Project

VANCOUVER, British Columbia, July 23, 2024 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce a significant commissioning milestone at the Tucumã Project (the "Project") with the production of saleable copper concentrate, which exceeded process design concentrate grade targets. This milestone was achieved following the successful commissioning of the milling and flotation operations prior to the end of Q2 2024. Remaining work on site is focused on concluding non-critical path surface installations and ramping up to commercial production.

2024 commissioning milestones:

  Completion and commissioning of primary, secondary, tertiary crushers, screening and conveyance systems - March 2024
  Completion of mine pre-strip and commencement of full mine operations - April 2024
  First ore through the milling and flotation circuits - mid-June 2024
  First batch of copper concentrate production - June 24, 2024
  Completion of first 24-hour shift of continuous mill operations - July 7, 2024
  First saleable copper concentrate production, which exceeded process design concentrate grade targets - July 18, 2024
  Expect to reach commercial production levels, defined as 80% of design mill capacity and 80% of design recovery rates, by the end of Q3 2024

"Producing our first saleable copper concentrate at the Tucumã Project and successfully completing the first 24-hour shift of continuous mining and milling operations are important milestones as we begin our ramp-up towards commercial production," said David Strang, Chief Executive Officer. "We are rapidly progressing towards an important inflection point for our consolidated copper production and cash flows. It is an exciting time for the Company and with copper prices performing well year-to-date, the timing of the completion and ramp-up of Tucumã could not be better.

"I would like to extend my congratulations to our entire team, from senior leadership to our construction and commissioning teams, as well as our contracting, engineering, and supply chain partners. Their outstanding work on the construction of Tucumã – completed on time, without injury or environmental incident, and within line of sight of the original Project budget – is commendable. Notably, Tucumã was designed, built, and managed by Ero's Brazilian Engineering, Procurement, Construction Management team, with approximately 85% of the capital expenditures made within Brazil. This achievement is a testament to the depth and technical strength of mining and project development talent and resources available in Brazil."

ABOUT ERO COPPER CORP
Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT
Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability (604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the expected achievement and timing of future commissioning milestones and commercial production at the Tucumã Project, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.